Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces Rights Offering

Calgary, Alberta, Canada – April 27, 2009

(Canadian dollars, except as noted)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (the "Trust") announced today that it is proceeding with a rights offering to unitholders of the Trust (the "Rights Offering") to raise proceeds of up to approximately $103 million. Pursuant to the Rights Offering, each holder of trust units of the Trust (the "Trust Units") and holders of exchangeable units of Precision Drilling Limited Partnership (the "Exchangeable Units") (together, the “Unitholders”), which are exchangeable into Trust Units on a one for one basis, will receive one transferable right (a "Right") for every Trust Unit or Exchangeable Unit held. Every seven Rights will entitle a holder to purchase one Trust Unit at a price of $3.00.  Pursuant to an additional subscription privilege, Unitholders will have the opportunity to acquire additional Trust Units beyond their entitlement at the same subscription price per Trust Unit, to the extent that other Unitholders do not exercise their subscription rights in full.  A maximum of 34,441,950 Trust Units will be issued pursuant to the Rights Offering, representing approximately 14.5% of the currently issued and outstanding Trust Units.

A Rights Offering Circular will be mailed to Unitholders of record on May 5, 2009. The Rights will expire at 4:00 PM (Calgary time) on June 3, 2009. The Trust has received conditional approval for listing of the Rights and the Trust Units to be issued upon exercise of the Rights on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"). Completion of the Rights Offering is subject to receiving all necessary regulatory, TSX and NYSE approvals.

The proceeds from the Rights Offering will be used to repay the remaining balance owed on Precision Drilling Corporation's ("PDC") unsecured credit facility, to reduce PDC's secured credit facility and for general corporate purposes.

The Trust intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-7 covering these transactions, and the distribution of Rights and commencement of the Rights Offering will occur promptly following the effectiveness of that registration statement.

This press release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States, nor shall there be any sale of securities mentioned in this press release in any state in the United States in which such offer, solicitation or sale would be

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251

unlawful prior to registration or qualification under the securities laws of any such state.  The Rights Offering, which is expected to be launched immediately following the effectiveness of a registration statement relating to the offering, will be made only by means of a prospectus and prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Statements about the Trust's expectations and all other statements in this news release, other than historical facts, are "forward-looking information" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). These forward-looking information and statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of the Trust's control, which could cause actual results to differ materially from such statements.  Forward-looking information and statements in this news release include, but are not limited to, statements about the prospect for, and timing of the completion of, the proposed Rights Offering, the use of the proceeds from the proposed Rights Offering, the ultimate outcome of the Rights Offering, the anticipated repayment of PDC's unsecured and secured credit facilities.  Among the factors that could cause results to differ materially from those indicated by such forward-looking information and statements are a failure to complete the proposed Rights Offering, the possibility of a reduced take up under the Rights Offering and any failure to obtain any required regulatory approvals.  No assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur or, if any of them does so, what benefits the Trust will derive from them.

ABOUT THE TRUST

The Trust is a leading provider of safe, high performance energy services to the North American oil and gas industry. The Trust provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

The Trust is headquartered in Calgary, Alberta, Canada.  The Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403-716-4575
403-716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Website:  www.precisiondrilling.com